ROYAL STANDARD MINERALS INC.

MANAGEMENT’S DISCUSSION
AND ANALYSIS

THREE AND NINE MONTHS ENDED OCTOBER 31, 2014

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2014
Discussion Dated December 10, 2014

This Management Discussion and Analysis (“MD&A”) is dated December 10, 2014 and unless otherwise noted, should be read in conjunction with the Company’s audited consolidated financial statements for the years ended January 31, 2014 and 2013 and the notes thereto and the unaudited condensed interim consolidated financial statements for the three and nine months ended October 31, 2014, together with the notes thereto. Results are reported in United States dollars, unless otherwise noted. The Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS. This MD&A was written to comply with the requirements of National Instrument 51-102-Continuous Disclosure Obligations. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three and nine months ended October 31, 2014 are not necessarily indicative of the results that may be expected for any future period.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if (1) such information is a change or a fact that has or would reasonably be expected to have, a significant effect on the market price or value of the Company’s common shares; or (2) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (3) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

The Company’s common shares are quoted in the United States of America on the Over the Counter Bulletin Board “OTC:BB”, under the symbol RYSMF. The Company’s is currently considered delinquent in its SEC filings until such time as it files a Form 20-F Annual Report for the fiscal year ended January 31, 2014.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2014
Discussion Dated December 10, 2014

Forward-looking statements	Assumptions	Risk factors
The Company will be able to continue its business activities.

The Company has anticipated all material costs and the operating activities of the Company, and such costs and activities will be consistent with the Company’s current expectations; the Company will be able to obtain shareholder loans or equity funding when required.

Unforeseen costs to the Company will arise; any particular operating cost increase or decrease from the date of the estimation; and capital markets not being favourable for funding and/or related parties discontinue funding the Company resulting in the Company not being able to obtain financing when required or on acceptable terms.

The Company will be able to carry out anticipated business plans.	The operating activities of the Company for the twelve months ending October 31, 2015, will be consistent with the Company’s current expectations.	Sufficient funds not being available; increases in costs; the Company may be unable to retain key personnel.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Please also make reference to those risk factors referenced in the “Risk Factors” section below. Readers are cautioned that the above chart does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2014
Discussion Dated December 10, 2014

DESCRIPTION OF BUSINESS AND GOING CONCERN

The Company’s business activities are currently restricted to funding ongoing operations as a reporting issuer and to repaying existing creditors and is currently seeking new business opportunities. Success in identifying a suitable new asset or business for the Company is uncertain. Unless the Company can identify a suitable asset or business opportunity and/or obtain additional financing in the near term, there is significant doubt on the ability of the Company to continue as a going concern. Without a suitable asset or business opportunity and/or additional financing, the Company will be required to consider the basis on which it will continue as an entity. The Company has no operating revenues and therefore it must utilize current cash and cash equivalents to satisfy outstanding liabilities.

The Company’s financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company had a loss of $43,189 during the nine months ended October 31, 2014 (nine months ended October 31, 2013 - loss of $201,489) and has an accumulated deficit of $39,236,316 (January 31, 2014 - accumulated deficit of $39,193,127). In addition, the Company has a working capital deficiency of $54,840 at October 31, 2014 (January 31, 2014 - working capital deficiency of $13,557).

The Company’s ability to continue to meet its obligations is uncertain and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company has no remaining mineral property interests and its business activities are currently restricted to funding ongoing operations as a reporting issuer and to repaying existing creditors and is currently focused on identifying suitable assets or businesses to acquire or merge with. Success in identifying a suitable new asset or business for the Company is uncertain. Furthermore, the Company has limited working capital to pursue such opportunities. Unless the Company can identify a suitable asset or business opportunity and/or obtain additional financing in the near term, there is significant doubt on the ability of the Company to repay its outstanding liabilities. If the Company is unable to extinguish all of its outstanding liabilities, the going concern assumption will not be valid. The financial statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2014
Discussion Dated December 10, 2014

OVERALL PERFORMANCE

The Company’s net loss for the nine months ended October 31, 2014 was $43,189 ($0.00 loss per share) and for the nine months ended October 31, 2013 was $201,489 ($0.00 loss per share), a decrease in net loss of $158,300. The reduction in net loss relates mainly to a reduction of $87,233 in total exploration and evaluation expenditures as a result of the sale of all property interests in the prior year and a decrease in administrative expenses of $220,487, primarily as a result of lower office and general expenses, wages and salaries, insurance, travel and share-based payments as a result of the Company no longer having any active mineral exploration business operations. During the nine months ended October 31, 2013, the Company also reported gains pertaining to the sale of property interests and related assets, on the dissolution of subsidiaries and on settlement and release. No such gains were reported for the nine months ended October 31, 2014.

FINANCIAL PERFORMANCE

Nine months ended October 31, 2014, compared with nine months ended October 31, 2013

The Company’s net loss for the nine months ended October 31, 2014 was $43,189 ($0.00 loss per share) compared to $201,489 ($0.00 loss per share) for the nine months ended October 31, 2013, on no revenue. The decrease of $158,300 was principally the result of:

  Exploration and evaluation expenditures decreased by $87,233 to $nil for the nine months ended October 31, 2014, compared to the same period in 2013. The decrease was the result of the sale of all property interests in the prior year.
  Office and general expense decreased by $22,673 to $2,029 for the nine months ended October 31, 2014, compared to the same period in 2013. The decrease was the result of the Company no longer having any active mineral exploration business operations.
  Wages and salaries decreased by $202,515 to $nil for the nine months ended October 31, 2014, compared to the same period in 2013. The decrease was the result of the Company no longer having any mineral exploration operations.
  Professional fees increased to $37,476 for the nine months ended October 31, 2014, compared to a recovery of $34,801 for the same period in 2013. The recovery for 2013 was the result of the reversal of certain accrued legal expenses arising from full and final settlement of certain legal action.
  Share-based payments decreased by $16,400 to $nil for the nine months ended October 31, 2014, compared to the same period in 2013. No share-based payments were made in 2014.
  Impairment of marketable securities decreased by $29,999 to $nil for the nine months ended October 31, 2014, compared to the same period in 2013. The decrease was the result of the Company impairing all marketable securities to $nil in the prior year.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2014
Discussion Dated December 10, 2014

  Gain on sale of property interests and related assets decreased by $123,228 to $nil for the nine months ended October 31, 2014, compared to the same period in 2013. The decrease was the result of the sale of all mineral property interests in the prior year.
  Gain on dissolution of subsidiaries decreased by $30,100 and gain on settlement and release decreased by $48,091, to $nil for the nine months ended October 31, 2014, compared to the same period in 2013. The decrease is a result of these being one-time events.
  Foreign currency translation adjustment decreased by $31,286 to $nil for the nine months ended October 31, 2014, compared to the same period in 2013. The decrease is the result of the change in functional currency in the prior year resulting in the foreign currency translation adjustment being recorded in comprehensive loss.

Three months ended October 31, 2014, compared with three months ended October 31, 2013

The Company’s net loss for the three months ended October 31, 2014 was $2,550 ($0.00 loss per share) compared to net income of $40,418 ($0.00 income per share) for the three months ended October 31, 2013, on no revenue. The increase in net loss of $42,968 was principally the result of:

  Exploration and evaluation recovery decreased by $16,416 to $nil for the three months ended October 31, 2014, compared to the same period in 2013. The decrease was the result of the sale of all mineral property interests in the prior year.
  Professional fees decreased to $1,366 for the three months ended October 31, 2014, compared to $71,084 for the same period in 2013. The decrease was the result of the Company no longer having any active mineral exploration business operations.
  Wages and salaries decreased by $68,501 to $nil for the three months ended October 31, 2014, compared to the same period in 2013. The decrease was the result of the Company no longer having any active mineral exploration business operations.
  Share-based payments decreased by $17,871 to $nil for the three months ended October 31, 2014, compared to the same period in 2013. No share-based payments were made in 2014.
  Gain on sale of property interests and related assets decreased by $123,228 to $nil for the three months ended October 31, 2014, compared to the same period in 2013. The decrease was the result of the sale of all mineral property interests in the prior year.
  Gain on dissolution of subsidiaries decreased by $30,100 and gain on settlement and release decreased by $48,091, to $nil for the three months ended October 31, 2014, compared to the same period in 2013. The decrease is a result of these being one-time events.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2014
Discussion Dated December 10, 2014

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the quarterly periods indicated.

Three Months Ended	Net Revenues ($)	Net Income (Loss) ($)
October 31, 2014	nil	(2,550)	(0.00)
July 31, 2014	nil	(11,700)	(0.00)
April 30, 2014	nil	(28,939)	(0.00)
January 31, 2014	nil	270,714	0.00
October 31, 2013	nil	40,418	0.00
July 31, 2013	nil	(49,485)	(0.00)
April 30, 2013	nil	(192,422)	(0.00)
January 31, 2013	nil	15,039,966	0.18

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no positive operating cash flow and has, to date, financed its activities and its ongoing expenditures primarily through equity transactions such as equity offerings, the exercise of warrants and other financing arrangements. The Company believes that additional financing will be required to fund its operating expenses as it searches for suitable assets and businesses to merge with or acquire.

As at October 31, 2014, the Company had cash and cash equivalents of $10,951. Cash used in operating activities was $17,791 for the nine months ended October 31, 2014. During the nine months ended October 31, 2014, the Company experienced a net increase of $23,492 in non-cash working capital items, which was due to a decrease in sundry receivables and prepaid of $5,103 and increase in accounts payable and accrued liabilities of $18,389. Cash provided by financing activities was $11,935 for the nine months ended October 31, 2014 due to a note payable advanced from a shareholder.

The Company's approach to managing liquidity risk has been to ensure that it will have sufficient liquidity to meet liabilities when due. As at October 31, 2014, the Company had cash and cash equivalents of $10,951 compared to $16,807 as at January 31, 2014, to settle current liabilities of $66,241 compared to $35,917 as at January 31, 2014. The Company currently does not have sufficient cash and cash equivalents to settle current liabilities although creditors who are related to the Company have agreed to defer payment. All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position in an effort to maintain its liquidity.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2014
Discussion Dated December 10, 2014

There is no assurance that future equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See “Risk Factors” below.

As at October 31, 2014 and the date of this MD&A, the Company had 920,835,502 common shares issued and outstanding and no stock options outstanding. The Company’s liquidity risk with financial instruments is minimal as any excess cash, when present, is deposited with a Schedule I Canadian bank.

RELATED PARTY TRANSACTIONS

Remuneration of Directors and key management personnel of the Company was as follows:

	Three Months Ended October 31,		Nine Months Ended October 31,
	2014 ($)	2013 ($)	2014 ($)	2013 ($)
Salaries and benefits paid to directors and officers (1)	nil	68,502	nil	202,516
Share-based payments	nil	17,871	nil	16,400

(1)

Salaries and benefits include director fees. The Board of Directors do not have employment or service contracts with the Company. Also included above are the fees for the previous Interim President and Chief Executive Officer and previous Chief Financial Officer whose fees for services for the three and nine months ended October 31, 2013 were $45,112 and $135,146 and $20,223 and $65,668, respectively.

Paul G. Smith, a former director and Chairman of the Board, was the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company that provided financial services to the Company until April 5, 2013. Fees for services provided by Equity totaled $nil for the three and nine months ended October 31, 2014 (three and nine months ended October 31, 2013 - $nil and $1,519, respectively).

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. ("Marrelli Support"), a firm providing accounting services. Marrelli Support's President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, C. Marrelli Services Ltd. Fees for services provided by Marrelli Support totaled $2,392 and $8,705, respectively, for the three and nine months ended October 31, 2014 (three and nine months ended October 31, 2013 - $nil). As at October 31, 2014, Marrelli Support was owed $2,658 and this amount was included in accounts payable and accrued liabilities (January 31, 2014 - $nil).

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2014
Discussion Dated December 10, 2014

During the three and nine months ended October 31, 2014, the Company incurred fees totaling $203 and $615, respectively (three and nine months ended October 31, 2013 - $nil) for filing services received from DSA Filing Services ("DSA"). Carmelo Marrelli is an officer and shareholder of DSA. As at October 31, 2014, DSA was owed $267 and this amount was included in accounts payable and accrued liabilities (January 31, 2014 - $nil).

At October 31, 2014, a note payable of $11,935 (CDN $13,452) (January 31, 2014 - $nil) is owed to C. Marrelli Services Ltd. for advances to cover accounting fees. The note is unsecured, bears interest at 2% per annum and is due on demand.

During the three and nine months ended October 31, 2014, the Company incurred fees totaling $480 and $19,803, respectively, (three and nine months ended October 31, 2013 - $nil) for legal services received from Kirsh Securities Law Professional Corporation, a law firm owned by the President and Chief Executive Officer of the Company. An amount of $19,280 is included in accounts payable and accrued liabilities at October 31, 2014 (January 31, 2014 - $nil).

During the three and nine months ended October 31, 2014, the Company incurred fees totaling $1,362 and $2,734, respectively (three and nine months ended October 31, 2013 - $nil) for consulting services received from G. Duguay Services Inc., a firm where George Duguay, a director and shareholder of the Company, is the President. An amount of $2,662 is included in accounts payable and accrued liabilities at October 31, 2014 (January 31, 2014 - $nil).

To the knowledge of the directors and senior officers of the Company, as at October 31, 2014, no person or corporation beneficially owns or exercises control over common shares of the Company carrying more than 10% of the voting rights attached to all common shares of the Company other than as set out below:

Major Shareholder	Number of common shares	Percentage of outstanding common shares
Lonnie Kirsh, Chief Executive Officer and Director	278,960,559	30.29%
George Duguay, Director	278,960,559	30.29%
C. Marrelli Services Ltd.	278,960,559	30.29%

None of the Company's major shareholders have different voting rights than other holders of the Company's common shares.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and preferred shares. As of the date of this MD&A, the Company had 920,835,502 common shares outstanding.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2014
Discussion Dated December 10, 2014

CONTINGENCIES

The Company’s previous wholly-owned subsidiary, Manhattan Mining Co. ("Manhattan"), received several documents filed in various district courts, one in Shelby County Chancery Court, Memphis, Tennessee and one in Elko County District Court, Elko, Nevada, from certain suppliers seeking payment of unpaid services provided to Manhattan and where applicable, interest and court costs. In addition, one of the suppliers is seeking compensation for unjust enrichment. Management attempted to settle both claims on several occasions, but was unsuccessful.

Manhattan has been dissolved and the Company is not liable to settle these claims.

OFF BALANCE SHEET ARRANGEMENTS

As of the date hereof, management believes the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

NEW ACCOUNTING PRONOUNCEMENTS

IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted. The Company is in the process of assessing the impact of this pronouncement.

CHANGE IN ACCOUNTING POLICIES

IAS 32 – Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting. The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. At February 1, 2014, the Company adopted this pronouncement and there was no material impact on the Company's unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2014
Discussion Dated December 10, 2014

MANAGEMENT OF CAPITAL

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives; and
  to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company's equity comprises of share capital, reserves, accumulated other comprehensive income and accumulated deficit, which at October 31, 2014 was a deficiency of $54,840 (January 31, 2014 - deficiency of $13,557). Note that included in the unaudited condensed interim consolidated statements of financial position presented is a deficit of $39,236,316 as at October 31, 2014 (January 31, 2014 - $39,193,127).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the nine months ended October 31, 2014. The Company is not subject to external capital requirements.

FINANCIAL RISK FACTORS

The Company's financial instruments, consisting of cash and cash equivalents, sundry receivables and accounts payable and accrued liabilities, approximate fair values due to the relatively short-term maturities of the instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at October 31, 2014, the Company had a cash balance of $10,951 (January 31, 2014 - $16,807) to settle current liabilities of $66,241 (January 31, 2014 - $35,917). All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2014
Discussion Dated December 10, 2014

It is expected the Company will be funded by shareholder loans or private placements from related parties until the Company finds an asset or business to incorporate into the Company.

RISK FACTORS

At the present time, the Company does not hold any interest in an active operating business or asset. The Company's viability and potential success lie in its ability to develop, exploit and generate revenue from a future asset or business acquisition. Revenues, profitability and cash flow from any future asset or business acquisition involving the Company are difficult to predict and will be influenced by factors unknown to management at the present time. The Company has limited financial resources and there is no assurance that it will be able to obtain adequate financing in the future or that the terms of any such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of future business activities of the Company with the possible dilution or loss of such business activities.

Additionally, directors and officers of the Company may also serve as directors and/or officers of other public companies from time to time.

Consequently, such directors and officers will be dividing their time between their duties to the Company and their duties to their other reporting issuers.

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes to provide it with sufficient knowledge to support representations that it has exercised reasonable diligence to ensure that (i) the unaudited condensed interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited condensed interim consolidated financial statements, and (ii) the unaudited condensed interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate filed by the Company does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing such certificate are not making any representations relating to the establishment and maintenance of:

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2014
Discussion Dated December 10, 2014

(i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s generally accepted accounting principles (IFRS).

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in such certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The following tables set forth a breakdown of the components of general and administrative expenditures and exploration and evaluation expenditures on mineral properties for the Company, for the three and nine months ended October 31, 2014 and 2013.

Royal Standard Minerals Inc.
Management’s Discussion and Analysis
Three and Nine Months Ended October 31, 2014
Discussion Dated December 10, 2014

General and Administrative:

	Three Months Ended October 31,		Nine Months Ended October 31,
	2014 ($)	2013 ($)	2014 ($)	2013 ($)
Corporate development	(662)	1,241	912	10,989
Insurance	-	7,797	-	21,978
Office and general	484	3,247	2,029	24,702
Professional fees	1,366	71,084	37,476	(34,801)
Wages and salaries	-	68,501	-	202,515
Share-based payments	-	17,871	-	16,400
Travel	-	8,382	38	21,893
Consulting fees	1,362	-	2,734	-
Total	2,550	178,123	43,189	263,676

Exploration and Evaluation Expenditures on Mineral Properties:

	Three Months Ended October 31,		Nine Months Ended October 31,
	2014 ($)	2013 ($)	2014 ($)	2013 ($)
Fondaway Canyon and Dixie-Comstock Projects
Property acquisition costs	-	-	-	35,000
Consulting, wages and salaries	-	(18,750)	-	19,711
Travel	-	1,216	-	5,714
Office and general	-	1,118	-	3,148
Total Fondaway Canyon and Dixie- Comstock Projects	-	(16,416)	-	63,573

Kentucky Project
Office and general	-	-	-	20,102
Depreciation	-	-	-	3,558
Total Kentucky Project	-	-	-	23,660

Total exploration activities	-	(16,416)	-	87,233